Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

September 8, 2010	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed on March 11, 2010

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following response to the Staff’s comments in a telephone conversation with the Company on August 24, 2010.  For your convenience, we have repeated the comments prior to the response.  All references to page numbers in the discussion below are to the pages in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as originally filed with the Commission on March 11, 2010 (the “2009 Form 10-K”).

1.              Please refer to your response included in your letter dated July 29, 2010.  Since it appears you do not earn premiums or incur losses from this contract please provide us with a comprehensive analysis of ASC 605-45 of your contracts pursuant to participation in the write your own program.  ASC 605-45 provides guidance whether an entity should report revenue gross or net with participation of others.  The reporting depends on whether the Company performs as an agent of a broker without receiving risk or rewards of ownership, revenue should be recorded on a net basis.  Please address ASC 605-45-45-4 through 605-45-45-14 and ASC 605-45-45-18 as appropriate.

Response:  Please refer to response to Item 2 below.

2.              Please elaborate on your statement in your previous response that if FEMA were unable to perform you would have a legal obligation to the policyholders.

Response:  We respectfully request that we be permitted to include the following disclosure prospectively in our Annual Reports on Form 10-K and, if necessary, our Quarterly Reports on Form 10-Q, to clarify the accounting treatment of our write your own program.

“NLASCO voluntarily participates as a Write Your Own carrier in the National Flood Insurance Program, or NFIP.  The NFIP is administered and regulated by the Federal Emergency Management Agency.  NLASCO operates as a fiscal agent of the Federal government in the selling and administering of the Standard Flood Insurance Policy.  This involves writing the policy, the collection of premiums and the paying of covered claims.  All pricing is set by FEMA and all collections are made by the Company.  The Company cedes 100% of the policies written by the Company on the Standard Flood Insurance Policy to FEMA; however, if FEMA were unable to perform, the Company would have a legal obligation to the policyholders. The terms of the reinsurance agreement are standard terms, which require the Company to maintain its rating criteria, determine policyholder eligibility, issue policies on the Company’s paper, endorse and cancel policies, collect from insured and process claims.    NLASCO receives ceding commissions from NFIP for underwriting administration, claims management, commission and adjuster fees.

If any members of the Commission have any questions concerning the response above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

CGP

cc:                                                                                 Ibolya Ignat

U.S. Securities and Exchange Commission